                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 7)



                          Cooperative Bankshares, Inc.
                         ------------------------------
                                (Name of Issuer)



                     Common Stock, par value $1.00 per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                   216844 10 0
                            -------------------------
                                 (CUSIP Number)



                             Frederick Willetts, III
                                Cooperative Bank
                                201 Market Street
                                  P.O. Box 600
                      Wilmington, North Carolina 28402-0600
                                 (910) 343-0181
                            -------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                       N/A
            ---------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]




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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:         FREDERICK WILLETTS, III
     I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON  (ENTITIES ONLY)

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) /_/

                                                             (b) /_/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                  PF, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                    /_/
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
   NUMBER OF      SOLE VOTING POWER               348,842
    SHARES
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY       SHARED VOTING POWER             165,727
     EACH
   REPORTING    ----------------------------------------------------------------
    PERSON        SOLE DISPOSITIVE POWER          144,034
     WITH
                ----------------------------------------------------------------
                  SHARED DISPOSITIVE POWER        165,727

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     490,569
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                 IN
--------------------------------------------------------------------------------

                                       2

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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:
     COOPERATIVE BANK 401(k) SUPPLEMENTAL RETIREMENT PLAN

     I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  /_/

                                                              (b)  /_/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     /_/
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
        NUMBER OF      SOLE VOTING POWER                    0
         SHARES
      BENEFICIALLY    ----------------------------------------------------------
        OWNED BY       SHARED VOTING POWER                  0
          EACH
        REPORTING     ----------------------------------------------------------
         PERSON        SOLE DISPOSITIVE POWER         204,808
          WITH
                      ----------------------------------------------------------
                       SHARED DISPOSITIVE POWER             0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 204,808
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                 EP
--------------------------------------------------------------------------------

         The undersigned hereby amends the Schedule 13D filing made on September 19, 1994 (the "Schedule 13D"), as amended by Amendment #1 on February 20, 1996, Amendment #2 on September 15, 1998, Amendment #3 on January 31, 2000, Amendment #4 on April 11, 2002, Amendment #5 on February 12, 2003 and Amendment #6 on February 10, 2004, pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, as set forth below. As disclosed in Amendment #4, Mr. Willetts became a named fiduciary with respect to the Cooperative Bank 401(k) Supplemental Retirement Plan (the "401(k) Plan") with sole power to direct the voting of shares of Cooperative Bankshares, Inc. common stock held by the 401(k) Plan. The 401(k) Plan previously filed a Schedule 13G and various amendments thereto with respect to its ownership of shares of Cooperative Bankshares, Inc. common stock. The 401(k) Plan became a party to Mr. Willetts Schedule 13D in Amendment No. 4.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of Cooperative Bankshares, Inc. (the "Issuer"). The executive office of the Issuer is located at 201 Market Street, P.O. Box 600, Wilmington, North Carolina 28402-0600.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      This Statement is filed by:

                  NAME:  Frederick Willetts, III
                  NAME:  Cooperative Bank 401(k) Supplemental Retirement Plan

                  Unless otherwise specified herein, Mr. Willetts and the 401(k) Plan are collectively referred to herein as the Reporting Persons.

         (b) ADDRESS: 201 Market Street, P.O. Box 600, Wilmington, North Carolina 28402-0600 (for both Reporting Persons)

         (c) PRESENT PRINCIPAL OCCUPATION: Mr. Willetts: Director, President, and Chief Executive Officer of the Issuer. The 401(k) Plan is an employee benefit plan maintained by the Issuer.

         (d)      CRIMINAL PROCEEDING CONVICTIONS:  None

         (e)      SECURITIES LAW PROCEEDINGS:  None

         (f)      CITIZENSHIP:  United States


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


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All shares of Common Stock shown as to which Mr. Willetts has sole voting and sole dispositive power were purchased with Mr. Willetts' personal funds except for 500 shares of Common Stock that he received as a gift and a total of 22,663 shares of Common Stock owned by trusts for which he serves as sole trustee. Shares of Common Stock for which Mr. Willetts has sole voting but not dispositive power are the 204,808 shares held by the 401(k) Plan. Mr. Willetts holds sole dispositive power (but not voting power) with respect to the 24,000 shares of Common Stock which may be purchased by him pursuant to currently exercisable options.

         Beneficial ownership for the shares of Common Stock shown as to which Mr. Willetts has shared voting and shared dispositive power was acquired without payment as follows: (i) the reporting person became beneficial owner of 70,310 shares of Common Stock when he became co-trustee of the Eleanor J. H. Willetts Irrevocable Trust; (ii) Mr. Willetts also serves as co-trustee of the Frederick Willetts, III, Helen Margaret Willetts and Elizabeth Messick Willetts Trust which holds 21,385 shares of Common Stock; and (iii) he also may be deemed to be the beneficial owner of 1,502 shares of Common Stock owned by his spouse and the 444 shares of Common Stock for which his spouse serves as custodian for their children. Due to the fact that Mr. Willetts holds general powers of attorney for his mother and his two sisters, he may also be deemed to share voting and dispositive power with respect to: (i) 55,833 shares of Common Stock held by his mother and her IRA account; (ii) 12,590 shares of Common Stock held by his sister, Helen Margaret Willetts and 1,507 shares of Common Stock for which she serves as custodian and trustee; and (iii) 2,156 shares of Common Stock owned by his sister, Elizabeth M. Willetts. Copies of the powers of attorney were filed as Exhibits 99.1-99.3 to Amendment #5. These powers of attorney were not entered into in connection with the ownership of the Common Stock nor has Mr. Willetts exercised voting and dispositive power with respect to these shares. As such, he disclaims beneficial ownership of these shares.

         The 401(k) Plan holds dispositive power only with respect to the 204,808 shares it holds in the plan. The 401(k) Plan was originally structured as a combined employee stock ownership plan and 401(k) Plan. 84,374 shares of Common Stock were purchased by the ESOP through a loan which has been repaid in full. The remaining 120,434 shares held by the 401(k) Plan were purchased through the deferral of participants income pursuant to the terms of the 401(k) Plan and matching contributions by the Bank.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock covered by this statement are being held for investment purposes. Depending upon a continuing assessment, and upon future developments, the Reporting Person may determine, from time to time or at any time, to purchase additional shares of Common Stock for investment or dispose of shares of Common Stock. As President and Chief Executive Officer of the Issuer, Mr. Willetts regularly explores potential actions and transactions which may be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer.



                                       5

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As a member of the board of directors of the Issuer, Mr. Willetts regularly reviews the Issuer's capital management strategies. Mr. Willetts, as trustee of his sister's trust, his father's trust and his childrens' trust, may dispose of shares in accordance with his role as trustee. In accordance with the rules and regulations of the Federal Reserve Board under the Change in Bank Control Act, Mr. Willetts, together with shares held by family members and the 401(k) Plan is deemed to own in excess of 10% of the outstanding shares the Common Stock and was required to obtain the prior approval of the Federal Reserve Board before becoming the named fiduciary with respect to the 401(k) Plan. Such approval was obtained from the Federal Reserve Board on April 1, 2002. Except as noted above with respect to Mr. Willetts' activities on behalf of the Issuer, Mr. Willetts has no plans or proposals which relate to or would result in:

        (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as described above;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

        (e) any material change in the present capitalization or dividend policy of the Issuer;

        (f) any other material change in the Issuer's business or corporate structure;

        (g) changes in the Issuer's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

        (j)   any action similar to any of those enumerated above.

        The Reporting Person reserves the right to change his investment purpose with respect to any and all shares of the Common Stock beneficially owned and to take any and all lawful action with respect to such shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) The aggregate number of shares beneficially owned by the Reporting Persons are 490,569, constituting 17.1% of the outstanding shares of Common Stock. Included in this amount are 24,000 shares of Common Stock which Mr. Willetts has the right to acquire under the stock option plan of the Issuer.

        (b) Mr. Willetts has sole voting and dispositive power over the 97,371 shares he holds directly, the 3,963 shares held in his childrens' trust, over which he serves as sole trustee, and the 18,700 shares held in the Elizabeth Messick Willetts Medical Trust, over which he serves as sole trustee. Mr. Willetts has sole dispositive power with respect to the 24,000 shares which he may acquire pursuant to the exercise of options. Mr. Willetts has sole voting power with respect to the 204,808 shares held by the 401(k) Plan. He shares voting and dispositive power over the 91,695 shares held in two trusts for which he serves as co-trustee and may be deemed to share voting and dispositive power with respect to: (i) the 1,502 shares held by his spouse; (ii) the 444 shares for which his spouse serves as custodian for the benefit of their children; (iii) the 55,833 shares held by his mother and her IRA account; (iv) the 12,590 shares held by Helen Margaret Willetts;
              (v) the 1,507 shares for which Helen Margaret Willetts serves as custodian and trustee; and (vi) the 2,156 shares owned by Elizabeth M. Willetts.

                    The 401(k) Plan has sole dispositive power with respect to the 204,808 shares it holds.

        (c) The Reporting Persons' beneficial ownership increased during the past 60 days as a result of the following transactions:


NAME                       DATE                      # OF SHARES                PRICE            METHOD
----                       ----                      -----------                -----            ------
Spouse                     1/18/05                        14                    $26.35           Dividend Reinv.
Spouse as cust.            1/18/05                         6                    $26.35           Dividend Reinv.
Children's Trust           1/18/05                        39                    $26.35           Dividend Reinv.

401(k) Plan                11/4/04                        14.85                 $26.34           Open Market
401(k) Plan                11/4/04                        10.23                 $26.34           Open Market
401(k) Plan                11/4/04                        24.62                 $26.34           Open Market
401(k) Plan                11/4/04                         0.52                 $26.34           Open Market
401(k) Plan                11/4/04                         2.28                 $26.34           Open Market

Frederick Willetts, III    11-23-04     Sold             200                    $27.65           Open Market
Frederick Willetts, III    11-24-04     Sold             150                    $27.60           Open Market
Frederick Willetts, III    11-29-04     Sold             185                    $27.60           Open Market
Frederick Willetts, III    11-30-04     Sold             199                    $27.60           Open Market
Frederick Willetts, III    12-01-04     Sold             766                    $27.60           Open Market

                                               7


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        (d)   Not applicable.

        (e)   Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

              Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

              None.





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                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 7, 2005           /s/ Frederick Willetts, III
                                 ------------------------------------
                                 Frederick Willetts, III


Date: February 7, 2005           Cooperative Bank 401(k) Supplemental Retirement
                                 Plan


                                 By: /s/ Frederick Willetts, III
                                     -------------------------------
                                     Frederick Willetts, III




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